Filed pursuant to Rule 424(b)(3)
                                                            File No. 333-84992


PROSPECTUS

                                4,000,000 Shares

                      FURNITURE BRANDS INTERNATIONAL, INC.

                                  Common Stock

     In connection with our acquisition of certain assets and assumption of certain liabilities of Henredon Furniture Industries, Inc., Drexel Heritage Furnishings, Inc., Maitland-Smith, Inc. and Maitland-Smith Pacific, LTD, we
issued 4,000,000 shares of our common stock to LifeStyle Furnishings International Ltd., the parent company of Henredon, Drexel, Maitland and Pacific. This prospectus may be used to resell the 4,000,000 shares issued in the acquisition.

     The prices at which the shares may be sold will be determined by the prevailing market price for shares of our common stock or in negotiated transactions. We will not receive any of the proceeds from the sale of these shares.

     Our common stock is quoted on the New York Stock Exchange under the symbol "FBN". On August 2, 2002, the last sale price of our common stock as reported on the New York Stock Exchange was $22.82.

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE THE SECTION ENTITLED "RISK FACTORS" ON PAGE 2 OF THIS PROSPECTUS AND THE SECTION ENTITLED "FORWARD-LOOKING STATEMENTS" IN THE DOCUMENTS WE FILE WITH THE SECURITIES AND EXCHANGE COMMISSION THAT ARE INCORPORATED BY REFERENCE IN THIS PROSPECUS FOR CERTAIN RISKS AND UNCERTAINTIES THAT YOU SHOULD CONSIDER.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  The date of this prospectus is August 2, 2002

                                TABLE OF CONTENTS

           The Company .....................................................2
           Risk Factors.....................................................2
           Where You Can Find More Information..............................6
           Incorporation of Certain Documents by Reference..................6
           Description of Common Stock......................................7
           Unaudited Pro Forma Condensed Combined
                Financial Information......................................10
           Plan of Distribution............................................12
           Selling Stockholder.............................................14
           Use of Proceeds.................................................14
           Legal Matters...................................................14
           Experts.........................................................14


                                   THE COMPANY

     We are America's largest home furniture manufacturer, marketing our products under six of the best-known names in the industry-Broyhill, Lane, Thomasville, Henredon, Drexel Heritage and Maitland-Smith. We manufacture and source furniture across a broad spectrum of price categories and distribute our products through an extensive system of independently owned national, regional and local retailers. On December 28, 2001, we acquired substantially all the assets and assumed substantially all the liabilities of Henredon Furniture Industries, Inc., Drexel Heritage Furnishings, Inc. and Maitland-Smith, Inc. Also during 2001, we implemented a plan to reduce our domestic case goods manufacturing capacity. This plan included the closing of 12 manufacturing facilities and a permanent reduction of approximately 20% of our total employment. Our principal executive offices are located at 101 South Hanley Road, St. Louis, MO 63105. Our telephone number is (314) 863-1100.

                                  RISK FACTORS

     In addition to other information in this prospectus you should carefully consider the following risk factors before deciding to invest in shares of our common stock. We believe the following factors to be all the risks that are material at this time:

An economic downturn could result in a decrease in our sales and earnings.

     The furniture industry has historically been subject to cyclical variations in the general economy and to uncertainty regarding future economic prospects. Economic downturns could affect consumer spending habits by decreasing the overall demand for home furnishings. Such events would also impact retailers, our primary customers, resulting in a decrease in our sales and earnings. For example, the general economic slowdown during 2001 was in part responsible for the 10.6% decrease in our sales in 2001.

Loss of market share due to competition would result in a decrease in future sales and earnings.

     The residential furniture manufacturing business is highly competitive and fragmented. We compete with many other manufacturers some of which offer widely advertised, well known, branded products. The highly competitive nature of the industry means we are constantly subject to the risk of losing market share to those privately held competitors who have lower sales and profitability targets. As a result, we may not be able to maintain or to raise the prices of our products in response to such inflationary pressures as increasing costs. Also due to the large number of competitors and their wide range of product offerings, we may not be able to differentiate our products (through styling, finish and other construction techniques) from those of our competitors.

Failure to anticipate or respond to changes in consumer tastes and fashion trends in a timely manner could result in a decrease in future sales and earnings.

     Residential furniture is a highly styled product subject to fashion trends and geographic consumer tastes. Consumer tastes and fashion trends can change rapidly. If we are unable to anticipate or respond to changes in consumer tastes and fashion trends in a timely manner we may lose sales and be faced with excess inventory (both raw materials and finished goods). Disposal of excess inventory may result in a decrease in our sales and earnings.

Failure to achieve our projected mix of product sales could result in a decrease in our future sales and earnings.

     Some of our products are sold for a higher profit than other of our products. For example an increase in the sales of lower profit products at the expense of the sales of higher profit products due to a shift in consumer tastes and fashion trends could result in a decrease in our earnings.

Business failures of large customers could result in a decrease in our future sales and earnings.

     Although we have no customers who individually represent 10% or more of our total annual sales the possibility of business failures of large customers could result in a decrease in our future sales and earnings in that these sales are difficult to replace. For example, in 2001 the failures of Homelife, Wards and Heilig-Meyers were in part responsible for the 10.6% decrease in our sales.

Distribution realignments and cost savings programs can result in a decrease in our near-term sales and earnings.

     At times it is necessary for us to discontinue certain relationships with customers (retailers) who do not meet our growth and profitability standards. Until a realignment is established, there can be a decrease in our near-term sales and earnings. The continuation in

2001 of such a realignment program was in part responsible for the 10.6% decrease in our sales in 2001. We continually review our relationships with our customers (retailers) and future realignments are possible based upon such ongoing reviews.

Manufacturing realignments could result in a decrease in our near-term earnings

     We continually review our domestic manufacturing operations and offshore (import) sourcing capabilities. Effects of periodic manufacturing realignments and cost savings programs, such as our efforts to reduce domestic case goods manufacturing capacity in 2001, could result in a decrease in our near-term earnings until the expected cost reductions are achieved. Such programs can include the consolidation and integration of facilities, functions, systems and procedures. Certain products may also be shifted from domestic manufacturing to offshore sourcing. Such actions may not be accomplished as quickly as anticipated and the expected cost reductions may not be achieved in full.

Increased reliance of offshore (import) sourcing of various products could adversely affect our ability to service customers which could result in a decrease in our sales.

     During the last several years, we have been increasing our offshore (import) capabilities to provide flexibility in product programs and pricing to meet competitive pressures. The mix of our various product lines has been moving from domestically manufactured to offshore sourced and was the primary reason for our efforts to reduce domestic case goods manufacturing capacity in 2001. Offshore (import) sourcing is subject to political instability in countries where contractors and suppliers are located and possible delay due to managing at a distance. Either could make it more difficult for us to service our customers. Other risks include the imposition of regulations and quotas relating to imports; duties, taxes and other charges on imports; and, significant fluctuation of the value of the U.S. dollar against foreign currencies, all of which could increase costs and decrease earnings.

Fluctuations in the price, availability and quality of raw materials could cause delay which could result in a decrease in our sales and increase costs which would result in a decrease in our earnings.

     Fluctuations in the price, availability and quality of the raw materials that we use in manufacturing residential furniture could have a negative effect on our cost of sales and our ability to meet the demands of our customers (retailers). Inability to meet the demands of our customers could result in the loss of future sales. We use various types of wood, fabrics, leathers, glass, upholstered filling material and other raw materials in manufacturing our furniture. The costs to manufacture our furniture depend in part on the market prices of the raw materials used to produce the furniture. We may not be able to pass along to our customers all or a portion of the costs of higher raw materials due to competitive and marketing pressures.

A successful product liability claim brought against us in excess of available insurance coverage would result in a decrease in earnings and any claim or product recall that results in significant adverse publicity against us may result in a decrease in our sales and earnings.

     We face the business risk of exposure to product liability claims in the event that the use of any of our products results in personal injury or property damage. In the event that any of our products prove to be defective, we may be required to recall or redesign such products. We maintain insurance against product liability claims, but there can be no assurance that such coverage will continue to be available on terms acceptable to us or that such coverage will be adequate for liabilities actually incurred

Future acquisitions and investments could result in dilution to earnings per share and a decrease in the valuation of our common stock.

     As part of our business strategy, we have made and expect to continue to make acquisitions and investments in businesses that offer complementary products. Risks commonly encountered in our acquisitions include the possibility that we pay more than the acquired company or assets are worth, the difficulty of assimilating the operations and personnel of the acquired business, the potential disruption of our ongoing business and the distraction of management from our ongoing business. Consideration paid for future acquisitions could be in the form of cash or stock or a combination thereof. Dilution to existing stockholders and to earnings per share may result in connection with any such future acquisition.

Impairment of goodwill and other intangible assets would result in a decrease in our earnings.

     Current accounting rules require that goodwill and other intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. The Company has substantial goodwill and other intangible assets which based upon the outcome of the annual test could result in the write-down of all or a portion of these assets and a corresponding reduction in earnings and net worth.

Our current policy of not paying cash dividends means the only way to realize a return on your investment in our common stock is to sell it at a profit.

     We do not anticipate paying cash dividends in the foreseeable future. Currently the only way you will realize a return on your investment in our common stock is to sell your stock at a profit.

Certain anti-takeover provisions and preferred stock could result in a decrease in a potential acquirer's valuation of our common stock.

     Certain provisions of our Certificate of Incorporation could make it more difficult for a third party to acquire control of our company, even if such change in control would be beneficial to stockholders. Also, the Certificate of Incorporation allows us to issue preferred stock without stockholder approval. Such issuances could also make it more difficult for a third party to acquire the Company.

                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements, or other information that we file at the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our Securities and Exchange Commission filings are also available to the public at the Securities and Exchange Commission's web site at http:/www.sec.gov.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus except for any information superseded by information contained directly in this prospectus or in later filed documents incorporated by reference in this prospectus. We incorporate by reference the documents listed below and any future filings made with the Securities and Exchange Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the time all of the securities offered by this prospectus are sold.

     (a) Our Annual Report on Form 10-K for the fiscal year ended December 31, 2001;

     (b)  Our  Quarterly  Report on From 10-Q for the  quarter  ended  March 31,
          2002;

     (c) Our Current Reports on Form 8-K filed on January 11, 2002, as amended on March 14, 2002 and on June 26, 2002, January 30, 2002, March 4, 2002, April 26, 2002, June 10, 2002, June 26, 2002 and July 26, 2002;
          and

     (d) The description of our preferred stock purchase rights, contained in our registration statement on Form 8-A filed on July 31, 1998, including any amendments or reports filed for the purpose of updating such description.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                  Furniture Brands International, Inc.
                  101 South Hanley Road
                  St. Louis, MO 63105
                  (314) 863-1100

                  Attention:  Corporate Secretary




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


     We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of this Prospectus. Information that we file subsequently with the Securities & Exchange Commission will automatically update this prospectus.

                           DESCRIPTION OF COMMON STOCK

     Our Common Stock registered pursuant to Section 12 of the Securities Exchange Act of 1934 consists of Common Stock, no par value. Recordholders of the Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. There is no cumulative voting. Holders of Common Stock are entitled to receive ratably such dividends as may be declared by the our Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution, or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any preferred stock. Holders of the Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other securities. There are no redemption provisions with respect to such shares of Common Stock. There generally exist no restrictions on alienability of the shares of Common Stock other than those imposed by law on certain holders.

     The Amended and Restated Certificate of Incorporation (the "Certificate") authorizes the Company to issue ten million shares of Preferred Stock, no par value. Our Board of Directors has the authority to issue various series of Preferred Stock having such terms, rights and preferences as the Board of Directors may designate. In particular, the Board of Directors may:

o        fix the rate of dividends;
o        liquidation preferences;
o        the price at and terms on which shares shall be redeemed;
o        conversion privileges;
o        sinking fund provisions; and
o        voting rights

with respect to each series of Preferred Stock.

     Our Certificate and By-Laws contain several provisions that may have the effect of delaying, deferring, or preventing a change in control of the Company. The following discussion summarizes certain provisions of the our Certificate and By-Laws. The summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of our Certificate and By-Laws.

Affiliate Transactions and Substantial Stockholders

     Our Certificate contains provisions limiting the ability of any person who is the beneficial owner of more than 10% of the outstanding voting stock of the Company (a "Substantial Stockholder") to effect certain transactions involving the Company unless approved by a majority of the Disinterested Directors of the Company (as defined in our Certificate). If there are no Disinterested Directors, the holders of a majority of the shares voting on such transaction not owned by the Substantial Stockholder must approve the transaction. The holders of a majority of the shares voting on such transaction not owned by the Substantial Stockholder must also approve the transaction, if applicable law requires the approval of the transaction (provided that such stockholder approval requirement will not be required if the Substantial Stockholder is the record owner of at least 90% of the outstanding Common Stock).

         Transactions covered by these provisions include:

o    the merger or consolidation of the Company with a Substantial Stockholder;

o    the sale, lease or transfer of assets to a Substantial Stockholder;

o the issuance or transfer by the Company of any securities of the Company to a Substantial Stockholder in exchange for cash, securities or other property;

o the reclassification of securities of the Company or the recapitalization or merger of the Company with any of its subsidiaries if the transaction would, directly or indirectly, increase the proportionate share of any class of equity or convertible securities of the Company or a subsidiary owned by a Substantial Stockholder; or

o any other transaction with a Substantial Stockholder, including without limitation payment of compensation and management fees (but not including customary directors' fees and expense reimbursements).

Covered transactions do not, however, include:

o bona fide loans by the Substantial Stockholder not exceeding $10.0 million in any 12 month period;

o participation by the Substantial Stockholder in bona fide offerings of equity, convertible or equity-related securities by the Company to the extent required to allow the Substantial Stockholder to avoid dilution of its percentage interest in the Common Stock;

o    repurchases   of  securities   either   pursuant  to  certain  open  market
     transactions or on terms identical to those being offered to all other holders of the same securities; and

o    other immaterial transactions in the ordinary course of business.

Repurchase of Stock

     Our Certificate provides that, except under certain circumstances, the Company may not repurchase its stock at a price greater than the Market Price (as defined in our Certificate) or for consideration other than cash from a 5% or more stockholder who has held such shares for less than two years, unless the repurchase is authorized by a majority of all shares entitled to vote generally in the election of directors, excluding the shares held by such stockholder.

No Stockholder Action by Written Consent; Special Meetings

     Our Certificate and By-Laws provide that stockholder action can be taken only at an annual or special meeting of stockholders, and prohibit stockholder action by written consent in lieu of a meeting. Our Certificate and By-Laws provide that special meetings of stockholders can only be called (i) pursuant to a resolution adopted by a majority of the entire Board of Directors or (ii) upon the request of stockholders holding 20% or more of the our voting stock outstanding at that time. Any call for a special meeting of stockholders must specify the matters to be acted upon at such a meeting and only those specified matters may be acted upon at such special meeting.

Our Certificate and By-Laws

     A majority of the Board of Directors or holders of a majority of the outstanding stock of the Company must approve any amendment to the By-Laws. Our Certificate provides that the number directors constituting the Board of Directors is to be determined by the Board of Directors. Our Certificate contains provisions requiring the affirmative vote of the holders of at least 75% of all shares entitled to vote generally in the election of directors, to amend certain provisions of our Certificate relating to:

     o    the authority of the Board to make and alter the By-Laws;

     o    the taking of action by written consent;

     o    the calling of special meetings of stockholders

     o    the defining of the term "Substantial Stockholder"; and

     o    the approval of certain affiliate transactions.

In addition, the vote of the holders of a majority of the shares voting thereon other than shares owned by a Substantial Stockholder is required to amend these provisions.

Business Combinations with Interested Shareholders

     Section 203 of the Delaware Corporate Law generally prohibits a corporation from engaging in any business combination with any Interested Stockholder (a stockholder who is the beneficial owner of 15% or more of the outstanding voting securities of such corporation) for a period of three years following the date that such stockholder became an Interested Stockholder, unless (i) prior to such date the Board of Directors approved either the business combination or the transaction which resulted in the stockholder becoming an Interested Stockholder, or (ii) upon consummation of the transaction which resulted in the stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of such corporation's voting stock outstanding at the time the transaction commenced. Our Certificate provides that the restrictions contained in Section 203 are not applicable to the Company.






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


                     UNAUDITED PRO FORMA CONDENSED COMBINED
                              FINANCIAL INFORMATION

     The following unaudited pro forma condensed combined financial information reflects the acquisition of Henredon Furniture Industries, Drexel Heritage Furnishings and Maitland-Smith (collectively "HDM") which was consummated on December 28, 2001, the incurrence of indebtedness by the Company and the issuance of four million shares of the Company's common stock in connection therewith, as of the beginning of each period presented for pro forma statements of operations purposes. This information is presented for comparative purposes only and is not necessarily indicative of the combined results of operations in the future or of what the combined results of operations would have been if the foregoing transactions had actually been consummated as of such dates. The unaudited pro forma condensed combined financial information should be read in connection with the historical financial statements of the Company.

     The pro forma financial information has been prepared on the basis of assumptions described in the notes thereto and includes assumptions relating to the allocation of the consideration paid for the HDM acquisition to its respective assets and liabilities based on preliminary estimates of their respective fair values. The actual allocation of such consideration may differ from that reflected in the pro forma consolidated financial statements after valuations and other studies to be performed pursuant to post-closing adjustments related to the acquisition have been completed. Actual amounts allocated will be based upon the estimated fair values at the time of the acquisition. All the intangible assets acquired were determined to have indefinite lives and will not be amortized; however, will be tested annually for impairment.


                                 Furniture Brands International, Inc.
                         Pro Forma Condensed Combined Statement of Operations
                                             (Unaudited)

(Dollars in thousands,                           Twelve Months ended December 31, 2001
except per share data)           ----------------------------------------------------------------------
                                            Historical                        Acquisition
                                 -------------------------------   --------------------------------
                                   Furniture
                                    Brands                           Pro Forma
                                 International         HDM          Adjustments        Pro Forma
                                 -------------    --------------   --------------    --------------
Net sales                            1,891,313          420,334               --         2,311,647

Cost of sales                        1,424,519          333,234               --         1,757,753
                                 --------------   --------------   --------------    --------------

Gross profit                           466,794           87,100               --           553,894

Selling, general and
  administrative expenses              349,715           60,605               --           410,320

Restructuring and asset
  impairment charge                     18,000               --               --            18,000

Allocated costs, Lifestyle
  Furnishings International Ltd.            --            7,652          (6,428) (a)         1,224
                                 --------------   --------------   --------------    --------------

Earnings from operations                99,079           18,843            6,428           124,350

Interest expense                        21,984           38,769         (38,769) (b)
                                                                          10,305 (c)        32,289

Other income (expense), net             10,599              381               --            10,980
                                 --------------   --------------   --------------    --------------

Earnings before income tax              87,694         (19,545)           34,892           103,041
expense

Income tax expense                      29,664          (6,841)           12,736 (d)        35,559
                                 --------------   --------------   --------------    --------------

Net earnings                            58,030         (12,704)           22,156            67,482
                                 ==============   ==============   ==============    ==============

Weighted average common and
  common equivalent shares
  outstanding (in thousands):
    Basic                               50,357               --            4,000 (e)        54,357
    Diluted                             51,325               --            4,000 (e)        55,325

Net earnings per common share:
    Basic                                 1.15                                                1.24
    Diluted                               1.13                                                1.22

(a) Adjusted to reflect the reversal of certain allocated charges (allocation of Lifestyle corporate headquarter expenses) included in HDM's combined statement of operations. The financial statements of the acquired companies included all expenses of a stand-alone corporation before the allocation of the management fee. The only incremental expenses to be incurred by the Company as a result of the acquisition relates to additional interest expense resulting from an increase in long-term debt.

(b) Adjusted to reflect the reversal of interest expense included in HDM's combined statement of operations.

(c) Adjusted to reflect increased interest expense to the Company related to borrowings under the Company's existing credit facility in connection with the acquisition of HDM.

(d) Adjusted to record the income tax effect of all adjustments at a rate of 36.5%.

(e) Adjusted to reflect additional shares of the Company's common stock issued in connection with the acquisition of HDM.


                              PLAN OF DISTRIBUTION

The selling stockholder may distribute shares of common stock from time to time as follows (if at all):

     o    to or through brokers or dealers;

     o    directly to one or more other purchasers;

     o    through agents on a best-efforts basis; or

     o    otherwise through a combination of any such methods of sale.

     If the selling stockholder sells shares of common stock through dealers, brokers or agents, those dealers, brokers or agents may receive compensation in the form of discounts, concessions or commissions from the selling stockholder and/or the purchasers of the shares of common stock.

     The shares of common stock may be sold from time to time:

     o in one or more transactions at a fixed price or prices, which may be changed;

     o at market prices prevailing at the time of sale; o at prices related to such prevailing market prices;

     o    at varying prices determined at the time of sale; or

     o    at negotiated prices.

     These sales may be effected in transactions:

     o on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale;

     o    in the over-the-counter market;

     o in block transactions in which the broker or dealer so engaged will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction, or in crosses, in which the same broker acts as an agent on both sides of the trade;

     o in transactions otherwise than on such exchanges or services or in the over-the-counter market;

     o    through the writing of options; or

     o    through other types of transactions.

     In connection with sales of the common stock or otherwise, the selling stockholder may enter into hedging transactions with brokers, dealers or others, who may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholder may pledge or grant a security interest in some or all of the common stock and, if there is a default in the performance of secured obligations, the pledgees or secured parties may offer and sell the common stock from time to time pursuant to this prospectus. The selling stockholder also may transfer and donate shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling

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


stockholders for purposes of this prospectus. The selling stockholders may sell short the common stock and may deliver this prospectus in connection with such short sales and use the shares of common stock covered by the prospectus to cover such short sales. In addition, any shares of common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or any other available exemption from registration under the Securities Act of 1933, as amended, referred to in this prospectus as the Securities Act, may be sold under Rule 144 or another available exemption.

     At the time a particular offering of shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any dealers, brokers or agents, if any, and any discounts, commissions or concessions allowed or reallowed to be paid to brokers or dealers. There are currently no agreements, arrangements or understandings with respect to the sale of any of the shares offered hereby.

     The selling stockholder and any dealers, brokers or agents who participate in the distribution of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act and any profits on the sale of the shares of common stock by them and any discounts commissions or concessions received by any such dealers, brokers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

     The selling stockholder and any other person participating in a distribution of the shares of common stock will be subject to applicable provisions of the Exchange Act of 1934, as amended, referred to in this prospectus as the Exchange Act, and the rules and regulations under the Exchange Act, including, without limitation, Regulation M which may limit the timing of purchases and sales of shares of common stock by the selling stockholder and any other person participating in the distribution.

         The selling stockholder will be responsible for any fees, disbursements and expenses of any counsel for the selling stockholders. All other expenses incurred in connection with the registration of the shares, including printer's and accounting fees and the fees, disbursements and expenses of our counsel will be borne by us. Commissions and discounts, if any, attributable to the sales of the shares will be borne by the selling stockholders. The selling stockholder may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. We will indemnify the selling stockholder against claims arising out of any untrue statement of a material fact contained in the registration statement of which this prospectus constitutes a part or any omission to state therein a material fact necessary in order to make the statement made therein not materially misleading.

     We have undertaken to keep the registration statement of which this prospectus constitutes a part effective until the earlier of the disposition of the securities offered by this prospectus or December 28, 2003. After this period, if we choose not to maintain the effectiveness of the registration statement of which this prospectus constitutes a part, the securities offered hereby may not be sold, pledged, transferred or assigned, except in a transaction which is exempt under the provisions of the Securities Act.


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

                               SELLING STOCKHOLDER

     Masco Corporation, a publicly held company, beneficially owns 4,000,000 shares of our Common Stock which was acquired on June 30, 2002 from LifeStyle Furnishings International, Ltd. These 4,000,000 shares were acquired by LifeStyle in connection with our acquisition of certain assets and assumption of certain liabilities of Henredon Furniture Industries, Inc., Drexel Heritage Furnishings, Inc., Maitland-Smith, Inc. and Maitland-Smith Pacific, LTD. LifeStyle is a wholly owned subsidiary of Furnishings International, Inc. and the parent of the companies that sold their assets to us. We are registering the resale of all 4,000,000 shares on behalf of Masco or pledgees, donees, transferees or other successors in interest that receive those shares as a gift, partnership distribution or other non-public sale or non-sale related transfer, each of whom is referred to in this prospectus as the selling stockholder. These shares constitute approximately 7.2% of our outstanding common stock. Masco has had no material relationship with us within the past three years other than as a result of the ownership of our common stock. No estimate can be given as to the amount of our common stock that will be beneficially owned by the selling stockholder after completion of this offering because the selling stockholder may offer all, some or none of the shares of our common stock beneficially owned by the selling stockholder. The shares offered by this prospectus may be offered from time to time by the selling stockholder.

                                 USE OF PROCEEDS

     We will not receive any proceeds from the sale of the shares by Masco Corporation.

                                  LEGAL MATTERS

     The validity of the shares offered hereby will be passed upon for us by Jerry Lybarger, General Counsel of the Company.

                                     EXPERTS

     Our consolidated financial statements incorporated in this prospectus by reference to our December 31, 2001 Annual Report on Form 10-K as of December 31, 2001 and 2000, and for each of the years in the three-year period ended December 31, 2001 have been so incorporated in reliance on the report of KPMG LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing

     The audited historical combined financial statements of Henredon Furniture Industries, Inc., Drexel-Heritage Furnishings, Inc., Maitland-Smith Pacific Ltd. and Maitland-Smith, Inc. and their subsidiaries (collectively referred to as "the Companies") as of and for the year ended December 31, 2000 included on page 6 of Furniture Brands International, Inc.'s ("Furniture Brands") Current Report on Form 8-K dated January 11, 2002, as amended on March 14, 2002, and on June 26, 2002 and incorporated by reference in this prospectus have been so incorporated in reliance on the report (which contains explanatory paragraphs relating to (i) the Companies sale to Furniture Brands as described in Note 1 to those audited combined financial statements

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


and (ii) certain relationships and transactions between the Companies and LifeStyle Furnishings International Ltd. as described in Note 1 to those audited combined financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE A STATEMENT THAT DIFFERS FROM WHAT IS IN THIS PROSPECTUS. IF ANY PERSON DOES MAKE A STATEMENT THAT DIFFERS FROM WHAT IS IN THIS PROSPECTUS, YOU SHOULD NOT RELY ON IT. THIS PROSPECTUS IS NOT AN OFFER TO SELL, NOR IS IT SEEKING AN OFFER TO BUY THESE SECURITIES IN ANY STATE IN WHICH THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION IN THIS PROSPECTUS IN COMPLETE AND ACCURATE AS OF ITS DATE, BUT THE INFORMATION MAY CHANGE AFTER THAT DATE.
































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